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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                         For the Month of October, 2003
                        Commission File Number 000-30735
                            REDIFF.COM INDIA LIMITED
             (Exact Name of Registrant as Specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                          Mahalaxmi Engineering Estate,
                        1st Floor, L. J. First Cross Road
                       Mahim (West), Mumbai 400 016, India
                                 +91-22-444-9144
                    (Address of principal executive offices)

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   Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g 3-2(b) under
                      the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.

On October 17, 2003, Rediff.com India Limited ("Rediff") issued a press release announcing its financial results for the second fiscal quarter ended September 30, 2003. A copy of the related press release is attached hereto as Exhibit 99.1.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: October 31, 2003.                        REDIFF.COM INDIA LIMITED


                                                By:     /s/ Joy Basu
                                                  ------------------------------
                                                  Joy Basu
                                                  Chief Financial Officer

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EXHIBIT NO.        DESCRIPTION
-----------        -----------
   99.1            Press Release issued by the registrant dated October 17, 2003

                                                                    EXHIBIT 99.1

Rediff.Com Reports Results For The Second Quarter Ended September 30, 2003 Mumbai, India, October 17, 2003

Rediff.com India Limited (NASDAQ: REDF), one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for the second fiscal quarter ended September 30, 2003.

Highlights

o Total revenues for the quarter ended September 30, 2003 were US$3.4 million. India Online revenues grew by 18% compared to the same quarter last year primarily on the back of growth in revenues from fee based services. Fee based revenues comprised of 49% of total India Online revenues.

o Registered users grew by 31% compared to the same quarter last year to 27.9 million.

o Loss per ADS at the EBITDA level was 3.7 cents or US$0.9 million compared to 7.9 cents or US$2 million for the quarter ended September 30, 2002.

o Net Loss per ADS, for the quarter was 5.6 cents or US$1.4 million compared to 34 cents or US$8.7 million for the corresponding quarter ended September 2002.

o The Company continues to evaluate whether it can grow the Valucom communications business on its own or whether it is more prudent to consider partnering with players who have a larger scale of operations or whether to divest in whole or in part from the business.

o The Company launched an innovative, first of its kind `Mobile Search' application on the text messaging (SMS) platform that allows mobile subscribers to search and download ring tones from their cell phones.

"Our focus this quarter has been on streamlining operations, developing and launching premium fee-based products in the area of mobile and subscription services", says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "With these launches and product developments, we believe we are strongly positioned to capitalize from the growth when the demand for such value added services explodes in the Indian market", concluded Mr. Balakrishnan.

Financial Results

Revenues

Revenues for the quarter ended September 30, 2003 were US$3.4 million, as compared to US$4.3 million in the same quarter last year.

India Online contributed US$0.77 million, an increase of 18% when compared to the same quarter last year on the strength of growth in fee base services. Fee
based   services   comprise   mobile   services,   subscription   services   and
merchandising.

Revenues for US Publishing for the quarter ended September 30, 2003, declined marginally to US$1.5 million, compared to the same quarter in fiscal 2002. Despite the marginal decline in revenues, US Publishing posted an improved performance due to tighter integration between US and India operations and cost rationalization initiatives. US Publishing comprised of India Abroad, a weekly news publication and Rediff USA online, which are leading and credible news providers to the Indian American community.

Revenues from the phone card business were US$1.2 million compared to US$2.1 million for the same quarter last year. Lower revenues were due to decreased usage of US to India pre-paid phone services, reduced rates per minute, shifting of calls originating from the US to calls originating in India as well as management's decision to exit from the low margin prepaid wholesale phone card business.

Gross Margin

Gross Margin for the quarter was US$1.3 million (37%) compared to US$1.1 million (27%) in the same quarter last year.

Operating Expenses

Total operating expenses decreased by US$1 million for the quarter to US$2.2 million, compared to US$3.2 million for the same quarter last year.

The Company  realized  these savings  largely due to tighter  integration of its
operations   between  India  and  the  US,  cost   rationalization   initiatives
implemented in the US publishing operations and the Valucom subsidiary.

Operating EBITDA

Loss per ADS at the EBIDTA level for the quarter was 3.7 cents or US$0.9 million compared to 7.9 cents or US$2 million for the corresponding quarter of 2002.

Net Income (Loss)

Net loss per ADS for the quarter was 5.6 cents or US$1.4 million compared to 34 cents or US$8.7 million for the same quarter last year.

Total cash and cash equivalents approximated US$11.9 million at the end of September 30, 2003.

About Rediff.com

Rediff.com India Limited (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services for Indians.

Known for being one of the first with news and providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community in the United States and Canada one of the oldest and largest Indian weekly newspapers, India Abroad. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.

                             STATEMENT OF OPERATIONS
                        QUARTER ENDED SEPTEMBER 30, 2003
All figures are in US$ million (unaudited)

                                              Quarters Ended
                                         Sept 03        Sept 02


Revenues
India Online                                    0.77            0.66
US Publishing                                   1.48            1.53
Valucom                                         1.18            2.08
Total Revenues                                  3.43            4.27

Cost of Revenues and goods sold               (2.17)           (3.13)

Gross Margin                                    1.26            1.14
Gross Margin %                                   37%              27%

Selling & Marketing                           (0.60)           (0.98)
Product Development                           (0.43)           (0.55)
General & Administrative                      (1.16)           (1.64)

Total Operating Expenses                      (2.19)           (3.18)

Operating EBITDA                              (0.94)           (2.03)

Depreciation / Amortization                   (0.38)           (0.51)
Interest Income                                0.03             0.11
Net Foreign Exchange Loss                     (0.15)           (0.19)

One Time Charges
Restructuring costs                               -            (0.92)

Goodwill written-off                              -            (5.60)

Net Income (Loss) before Taxes                (1.44)           (9.14)

Income taxes                                      -             0.46

Net Income (Loss)                             (1.44)           (8.69)

EBITDA per ADS (cents)                         (3.7)            (7.9)
Net Income (Loss) per ADS (cents)              (5.6)           (34.0)
2 ADS = 1 Equity Share

Notes

o The above numbers are subject to audit to be carried out at year end and while no significant changes are anticipated, the audited numbers could vary from the above.

o Loss per ADS is computed for each period based on the outstanding equity shares at quarter end which is equivalent to 25.59 million ADSs.

Non-GAAP Measures Note

EBITDA and EBITDA per ADS are the non-GAAP measures in the release. These measurements are not recognized under generally accepted accounting principles.

EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate EBITDA differently. EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of cash flow from operations. We have included information concerning EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on EBITDA. Investors and industry analysts use EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between EBITDA and net loss, the GAAP measure can be directly derived from the table above.

EBITDA per ADS represents the EBITDA for the period per outstanding ADSs at the end of the period. The Company has 12.8M equity shares outstanding at the end of the quarters of which 2.6M shares are represented by ADSs listed on the NASDAQ. Two ADSs are equal to one equity share. We believe the disclosure of EBITDA per ADS provides a better measure to our ADS holders since our ADSs are listed only on the NASDAQ.

The Company has historically provided the above measures in previous press releases and believes it provides transparency and continuity to investors for comparable purposes.

Safe Harbor
-----------
Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.